McCormick Capital Management, Inc.



April 29, 2009					[GRPHIC OMITTED]

Can You Keep A Secret?

Dear Shareholders,

I'm the first to admit that I'm a bit superstitious. Not to an extreme but just enough to want to void obviously attracting bad karma. So, at the risk of jinxing ourselves, I need to tell you that both our stock Growth & Income Fund and the bond Income Fund are up for 2009. I know it is hard to believe because we have not seen positive numbers in many months but as of the date of this letter the stock fund was up 12% compared to the S&P 500 down 1.5%.

The pieces of the puzzle are coming together that show the massive Government intervention is starting to turn the economy. Some positive points: Consumer confidence rebounded in April, California median home prices managed a meager gain in March, IBM increased their dividend 10%, and on balance, first quarter earnings reports from corporate America have run ahead of expectation. As the death grip of fear has subsided, investors have gained more confidence allowing both stock and bond markets to move higher. We have a long way to go but the healing process has begun.

Interest Rate/Income Fund
The problem in the bond market is that it just stopped functioning. It was frozen, nothing was getting done. The Government's plan was to guarantee just about everything in an attempt to allow the credit markets the opportunity to support a growing economy. Their efforts have been somewhat successful allowing some recovering in the bond market. The Income Fund is up 3% compared to the Lipper Intermediate Bond Index up 2.2%. Again, like the stock market, the recovery is a process. It will take time but we are on our way.

Please call if you have questions or concerns. I'm available to take your calls.







Warm Regards,					NAV Value as of 04/29/09:

/s/ Dick McCormick				Elite Income Fund - $9.32
						Growth & Income Fund - $10.06
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM

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